UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

GulfMark Offshore, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

402629505 402629406
(CUSIP Number)

Brandon Teague 301 Commerce Street, Suite 3200 Fort Worth, Texas 76102 (817) 332-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 15, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The total number of shares of the Issuer’s Common Stock, par value $0.01 per share (“Common Stock”), reported herein is 0 which constitutes 0.0% of the shares deemed outstanding pursuant to Rule 13d-3(d)(1).

SCHEDULE 13D

CUSIP No.	402629505 402629406

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Captain Q, LLC 82-1730340
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (2)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0 (2)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	See Item 3.
(2)	Captain Q, LLC, had sole voting and dispositive power over the shares previously reported herein as the general partner of 5 Essex, L.P.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby amends its Schedule 13D Statement dated November 22, 2017, as amended by Amendment No. 1 dated July 15, 2018 (the “Schedule 13D”), relating to the Common Stock, par value $0.01 per share, of GulfMark Offshore, Inc., a Delaware corporation (the “Issuer”). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding at the end thereof the following:

As previously announced by the Issuer, on November 15, 2018, the Issuer consummated its previously announced merger with Tidewater Inc. (“Tidewater”). In connection therewith, each share previously reported herein was converted into 1.100 shares of Tidewater common stock.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)

Reporting Person

Captain Q

Because of its position as the sole general partner of 5 Essex, Captain Q may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 0 shares of the Common Stock, which constitutes 0.0% of the Common Stock deemed to be outstanding.

Controlling Persons

RS

Because of its position as the sole manager of Captain Q, RS may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 0 shares of the Common Stock, which constitutes 0.0% of the Common Stock deemed to be outstanding.

Raynor

Since Raynor controls and indirectly wholly owns RS, which is the sole manager of Captain Q, Raynor may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 0 shares of the Common Stock, which constitutes 0.0% of the Common Stock deemed to be outstanding.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock.

(b)

Reporting Person

Captain Q

As the sole general partner of 5 Essex, Captain Q has the sole power to vote or to direct the vote and to dispose or direct the disposition of 0 shares of the Common Stock.

Controlling Persons

RS

As the sole manager of Captain Q, RS has the sole power to vote or to direct the vote and to dispose or direct the disposition of 0 shares of the Common Stock.

Raynor

Since Raynor controls and indirectly wholly owns RS, which is the sole manager of Captain Q, Raynor has the sole power to vote or to direct the vote and to dispose or direct the disposition of 0 shares of the Common Stock.

(c)

Except as reported in Item 3 and Item 4, to the best of the knowledge of the Reporting Person, none of the Item 2 Persons have effected any transactions in the Common Stock during the past 60 days.

(d)

The Reporting Person affirms that no person other than the persons named in Item 2 has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Common Stock owned by such Reporting Person.

(e)

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 19, 2018
Dated
CAPTAIN Q, LLC /s/ Brandon Teague
By: Brandon Teague, Vice President